WISHBONE PET PRODUCTS INC.

2857 Sherwood Heights Drive

Oakville, Ontario

Telephone: 1-888-414-6832

August 27, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Dear Sirs:

Re:	Post-Effective Amendment #3 to Form S-1
File No. 333-183839

We have received your letter dated August 20, 2015 containing a comment regarding the post-effective to our registration statement on Form S-1. We respond to that comment as follows:

General

1.	We note that the Form S-1 registration statement that went effective on February 14, 2013 registers 1,500,000 shares but the post-effective amendment includes 1,750,000 shares. Please note that you cannot use a post-effective amendment to register additional shares that were not included in the registration statement at effectiveness. Please amend the post-effective amendment to remove the new share or provide us with your analysis as to how you may register these securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

We have revised our post-effective amendment to only include the 1,500,000 shares that we originally registered pursuant to our registration statement on Form S-1.

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.
Rami Tabet, President